UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

3rd QUARTER 2005

FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at September 30, 2005 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three and nine month periods ended September 30, 2005 and 2004 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent auditors of the Company.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

Thousands of United States dollars

(Unaudited)

	September 30, 2005	December 31, 2004
Assets
Current
Cash and cash equivalents	$ 35,449	$ 42,352
Receivables	576	156
Prepaid expenses	280	135
	36,305	42,643
Mineral properties and
deferred exploration costs (Note 4)	51,376	44,762
Equipment	183	187
	$ 87,864	$ 87,592

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 1,152	$ 879
Shareholders’ equity
Capital stock (Note 5)	85,637	85,526
Contributed surplus	7,826	6,803
Deficit accumulated in the exploration stage	(21,281)	(17,379)
Cumulative translation adjustment	14 ,530	11,763
	86,712	86,713
	$ 87,864	$ 87,592

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Administrative costs
Accounting and auditing	$ 97	$ 84	$ 295	$ 212
Amortization	3	2	7	7
Consulting fees	59	31	215	237
Corporate relations	95	95	293	336
Legal	77	48	239	209
Office services and expenses	129	70	398	292
Stock option compensation (Note 7)	659	-	659	1,318
Shareholder reports and filing fees	34	39	161	172
Travel	4	7	40	20
	1,157	376	2,307	2,803
Deferred exploration costs written off	338	196	2,095	286
Loss from operations	(1,495)	(572)	(4,402)	(3,089)
Other items:
Foreign exchange loss	(139)	(64)	(158)	(25)
Loss on disposal of equipment	-	(1)	(1)	(1)
Interest income	218	217	659	712
Net loss for the period	(1,416)	(420)	(3,902)	(2,403)
Deficit, beginning of period	(19,865)	(16,469)	(17,379)	(14,486)
Deficit, end of period	$ (21,281)	$ (16,889)	$ (21,281)	$ (16,889)
Loss per share – basic and diluted	$ (0.04)	$ (0.01)	$ (0.11)	$ (0.07)
Weighted average shares outstanding	36,601,841	36,451,841	36,528,544	36,376,024

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Cash flows used in operating activities
Net loss for the period	$ (1,416)	$ (420)	$ (3,902)	$ (2,403)
Items not involving cash
Amortization	3	2	7	7
Deferred exploration costs written off	338	196	2,095	286
Loss on disposal of equipment	-	1	1	1
Stock option compensation (Note 7)	659	-	659	1,318
Net change in non-cash working capital balances
Receivables	(119)	8	(420)	1
Prepaid expenses	(95)	(90)	(145)	(96)
Accounts payable and accrued liabilities	(92)	370	273	184
	(722)	67	(1,432)	(702)
Cash flows used in investing activities
Mineral properties and exploration costs	(1,942)	(1,886)	(6,555)	(4,832)
Purchase of equipment	(5)	(10)	(40)	(102)
	(1,947)	(1,896)	(6,595)	(4,934)
Cash flows provided by financing activities
Net proceeds on issuance of common shares	-	-	111	1,067
Effect of exchange rate changes on cash and cash equivalents	1,843	2,290	1,013	1,011
Increase (decrease) in cash and cash equivalents for the period	(826)	461	(6,903)	(3,558)
Cash and cash equivalents, beginning of period	36,275	41,658	42,352	45,677
Cash and cash equivalents, end of period	$ 35,449	$ 42,119	$ 35,449	$ 42,119
Supplemental Information
Stock option compensation (Note 7)	$ 1,023	$ -	$ 1,023	$ 2,287

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Mineral Properties

and Deferred Exploration Costs

Thousands of United States dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Mineral Properties	$ 26	$ 37	$ 89	$ 101
Exploration Costs
Assaying	96	86	303	255
Amortization	14	13	39	39
Communication and delivery	30	41	97	102
Drilling and trenching	837	745	2,420	1,933
Engineering and feasibility study	151	289	1,084	608
Environmental	6	26	21	46
Geophysical surveying and mapping	5	1	11	6
Heavy equipment	35	5	50	16
Legal: mineral properties	23	21	61	59
Licences and recording fees	115	103	374	213
Metallurgical	8	89	110	232
Road building	83	81	221	156
Site assembly	118	-	388	-
Stock option compensation (Note 7)	364	-	364	969
Supplies	32	27	114	96
Tax	-	26	-	60
Technical and professional services	306	274	1,011	810
Travel	71	35	201	139
	2,294	1,862	6,869	5,739
Mineral properties and deferred
exploration costs during the period	2,320	1,899	6,958	5,840
Balance, beginning of period	46,804	37,420	44,762	34,519
Foreign exchange adjustment	2,590	2,205	1,751	1,255
Less: Deferred exploration costs written off	(338)	(196)	(2,095)	(286)
Balance, end of period	$ 51,376	$ 41,328	$ 51,376	$ 41,328

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2005

(Unaudited)

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements; therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has received a positive feasibility study on its Dolores project that was conducted by independent mine engineering consultants. However, the recoverability of the amount shown for mineral properties and deferred exploration costs remains dependent upon the continuing financial support of shareholders or other investors to obtain long-term financing to complete development of the Dolores property and the exploration of its other properties, confirmation of the Company’s interest in the underlying mineral claims, and upon future profitable production. There can be no assurances that financing will be available in the amounts or terms necessary to achieve the Company's plans.

3.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the nine-month periods ended September 30, 2005 and 2004.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2005

(Unaudited)

4.	Mineral Properties and Deferred Exploration Costs

The following table shows the net carrying costs at September 30, 2005 and December 31, 2004.

	Mineral Properties	Deferred Exploration Costs	September 30, 2005	December 31, 2004
Mexico
Dolores Property	$ 9,452	$ 33,260	$ 42,712	$ 36,564
Northern Sonora	235	5,131	5,366	4,657
La Reserva/El Correo	91	1,769	1,860	1,816
Planchas de Plata	-	1,102	1,102	135
Other	-	8	8	7
	9,778	41,270	51,048	43,179
United States
Nevada Properties	109	219	328	1,583
	$ 9,887	$ 41,489	$ 51,376	$ 44,762

The accumulated exploration costs written off during the nine-month period ended September 30, 2005 include $1,993 incurred on the properties in Nevada.

5.	Capital Stock

Authorized: Unlimited common shares, no par value

Issued:

	Shares	Amount
Balance, January 1, 2004	36,121,841	$ 84,278
Stock options exercised for cash:
Period to June 30, 2004	330,000	1,067
Balance, September 30, 2004	36,451,841	85,345
Stock options exercised for cash:
Period to December 31, 2004	25,000	181
Balance December 31, 2004 and March 31, 2005	36,476,841	85,526
Stock options exercised for cash:
Period to June 30, 2005	125,000	111
Balance, June 30, 2005	36,601,841	85,637
Period to September 30, 2005	-	-
Balance, September 30, 2005	36,601,841	$ 85,637

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2005

(Unaudited)

5.	Capital Stock (Continued)

At September 30, 2005, the following stock options were outstanding and exercisable:

	Exercise Price
Number	($CDN)	Expiry Date
40,000	1.05	December 7, 2005
220,000	1.50	November 7, 2006
585,000	3.30	April 17, 2007
860,000	6.45	December 23, 2007
35,000	8.08	July 1, 2008
725,000	10.65	September 26, 2008
50,000	12.53	March 17, 2009
75,000	8.25	May 17, 2009
695,000	8.80	June 14, 2009
450,000	5.64	July 12, 2010
3,735,000	6.89

On July 12, 2005, the Company granted 450,000 five-year stock options, with an exercise price of CDN$5.64, that vested immediately.

6.	Related Party Transactions

The Company incurred expense in the nine months ended September 30, 2005 for the following:

a)	$342 (2004-$377) for administrative and geological services by two officers (one of whom is a director).
b)	$148 (2004-$111) for legal services by a law firm in which one of the directors is a partner.
c)	$45 (2004-$11) for directors' fees.

Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2005

(Unaudited)

7.	Stock Option Compensation

The company accounts for all stock-based compensation issued using the Black Scholes option pricing model. On July 12, 2005, 450,000 five-year stock options with an exercise price of CDN$ 5.64 were granted. The assumptions used in calculating the compensation expense for the three and the nine months ended September 30, 2005 in respect of these stock options were as follows:

	September 30
	2005	2004
Risk free rate	3.33%	3.5%
Dividend yield	nil	nil
Volatility factor of the expected market price
of the Company's common shares	58%	63%
Weighted average expected life of the options (months)	50	30

Stock option compensation is recognized and charged to the Consolidated Statements of Loss and Deficit, and Mineral Properties and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant. Charges to these statements were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
Statement of Loss and Deficit	$ 659	$ -	$ 659	$ 1,318
Statement of Mineral Properties and Deferred Exploration Costs	364	-	364	969
	$ 1,023	$ -	$ 1,023	$ 2,287

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2005

(Unaudited)

8.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in some respects from United States generally accepted accounting principles (“US GAAP”). The effect of such differences on the Company’s consolidated financial statements, where material, is set out below:

a)	Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

b)	Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company’s net loss and all changes to shareholders’ equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

c)	Stock-based compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2005

(Unaudited)

8.	United States Generally Accepted Accounting Principles (continued)

The impact of the above on the financial statements is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Net loss per Canadian GAAP	$ (1,416)	$ (420)	$ (3,902)	$ (2,403)
Adjustments related to:
Mineral exploration expenses	(1,982)	(1,703)	(4,863)	(5,554)

Net loss per US GAAP	(3,398)	(2,123)	(8,765)	(7,957)
Foreign exchange adjustment	1,855	2,291	1,018	1,009
Comprehensive income (loss) per US GAAP	$ (1,543)	$ 168	$ (7,747)	$ (6,948)

Loss per share, basic and diluted	$ (0.09)	$ (0.06)	$ (0.24)	$ (0.22)

			September 30, 2005	December 31, 2004

Shareholders’ equity per Canadian GAAP			$ 86,712	$ 86,713
Adjustments related to:
Mineral exploration expenses			(51,376)	(44,762)
Shareholders’ equity per US GAAP			$ 35,336	$ 41,951

MINEFINDERS CORPORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005.

(In United States Dollars unless stated otherwise)

This discussion and analysis of financial position and results of operations and cash flows of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2005, and with the audited consolidated financial statements of the Company for the year ended December 31, 2004. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

All currency in this report is expressed in United States dollars, unless the context indicates otherwise.

Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (See note 8 to the interim financial statements.). The Company's accounting policies and estimates used in the preparation of these interim financial statements are consistent with those used in the preparation of the annual financial statements. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Business Conditions and Highlights

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico, and also in the United States. Its main asset is the Dolores gold and silver deposit in Chihuahua, Mexico, for which a positive bankable feasibility study has been completed (the study, an initial optimizing alternative study, and related news releases dated June 28, August 3, September 7 and September 27, 2005 are available on SEDAR at www.sedar.com).

The study (the “base case”) proposed a 25,000 tonnes per day (tpd) conventional open pit heap-leach operation, but the Company is now concentrating on optimizing the alternative study, which proposes an 18,000 tpd operation having a mine life of approximately 12 years. In this production scenario, the proven and probable reserves remain, as previously reported, at approximately 1.95 million ounces of gold and 104 million ounces of silver in 72.5 million tonnes of ore averaging 0.84 g/t gold and 44.5 g/t silver (proven reserves of 43.68 million tonnes grading 0.88 g/t gold and 45.4 g/t silver and probable reserves of 28.8 million tonnes grading 0.78 g/t gold and 42.96 g/t silver). These reserves are based on drill results completed before November 2004. An up-dated reserve and resource model is being prepared to incorporate the additional information obtained from the drilling done since then. This is expected to result in the up-grade of resources from the “inferred” category (which is not included in the resource used in the study) to “measured and indicated” resources and potentially future reserves. Detailed engineering is now underway for the alternative study leading to construction start-up in March 2006. As a result, certain figures vary from time to time as new information and Company decisions are factored into the study. The following information is provided with that understanding. Expected recoveries are 1.44 million ounces of gold and 52.7 million ounces of silver (or 2.23 million ounces of gold-equivalent at a conversion ratio of 66.67 ounces of silver equals one ounce of gold). Capital and initial working capital costs are estimated at $126.6 million. Total production costs are estimated at $220 per gold equivalent ounce (“AuEq”), (using $400 gold and $6 silver prices) producing a partially optimized pre-tax internal rate of return of 22.5%.

The Company continues to evaluate other options to maximize the total economic potential of the Dolores property, including column leach test work (additional 14 columns currently leaching) to evaluate improved recoveries of gold and silver; an independent review of mine equipment, its utilization and staffing; and possible reductions in initial capital costs through contract mining, equipment leasing and purchase of suitable, used equipment.

The Company has entered into discussions with major international banks that have been given the opportunity to review technical studies, the Company’s supplementary information, and to visit the proposed mine site. Based on these initial reviews of the project, the Company has received several indicative term sheet proposals from banks wanting to act as lead arrangers of finance. These proposals are subject to the customary conditions of market acceptance and the performance of further detailed review. On completion of a review of the proposals by the Board of Directors and its advisors, the Company intends to source the debt and equity financing needed to bring Dolores into production. At Dolores, infrastructure and preparatory activities continue in anticipation of successful financing of the project. The exploration and condemnation drilling program to test additional targets on the 27,000 hectare Dolores property is continuing. The deposit remains open in all directions, and one core drill rig has been moved to the property, with a second expected in the next week, to begin a program to further test the underground and peripheral mineralization and complete condemnation drilling. The applications for explosives and new road construction permits have been filed and the environmental impact statement – Manifestación de Impacto Ambiental (“MIA”) will be filed by mid-November. Detailed engineering quotes have been obtained for major parts of the project, and the Company expects to finalize all contracts for this engineering work in the next several weeks. The Company also continues to build its senior construction management team in anticipation of a construction decision by the Board.

The Company continues its exploration programs on two of its Northern Sonora properties.

At Planchas de Plata drill testing was directed at confirming existing data from previous mining in the area. Significant silver mineralization was encountered, and initial successful results were reported in a news release dated October 12, 2005. Further core drilling is expected to continue until December to complete the program.

At Real Viejo and El Malacate, core drilling will begin in December and carry into 2006 to follow up on mineralization encountered in previous reverse circulation programs.

A deep-hole drilling program is planned for the Gutsy property in Nevada when drills become available.

Although the Company is in a strong financial position, it will require additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company’s economic gold and silver deposit at Dolores. The gold market remains strong. The average price of gold for each of the first, second and third quarters of 2005 was $427, $427 and $440 per ounce. At November 10, 2005 the price was $467 per ounce. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in physical demand for gold. The average price of silver for the first, second and third quarters was $6.99, $7.15 and $7.07 per ounce. At November 10, 2005 the price was $7.74 per ounce.

It is not possible to forecast gold and silver price trends, their impact on the Dolores project or on future results from operations, nor is the Company able to forecast that the project will achieve a positive production decision and that it will be financed. However the current markets for gold and silver and for precious metals investments are encouraging for the Dolores project.

Operating Activities

The Company recorded a net loss for the quarter ended September 30, 2005 of $1.416 million ($0.04 per share) compared with $0.42 million ($0.01 per share) in 2004. For the nine months to September 30, 2005, the net loss was $3.902 million ($0.11 per share) compared with $2.403 million ($0.07 per share) in 2004. The losses for the quarter and nine-month period in 2005 include a charge for stock option compensation of $0.659 million in the third quarter. In 2004, stock option compensation expense of $1.318 million was recorded in the second quarter. The loss for the year to date in 2005 ($3.902 million) includes a substantial charge for exploration costs written off of $2.095 million (2004-$0.286 million). Information on losses before these two categories of highly variable expenditures are taken into consideration is given in “Summary by Quarter” on the next page.

Without including the non-cash charges for amortization and stock compensation, administrative costs for the quarter amounted to $0.495 million (2004-$0.374 million) and for the nine months amounted to $1.641 million (2004-$1.478 million). The increase over 2004 is 32% for the quarter and 11% for the year to date, and is attributable mainly to the three areas of cost: accounting and auditing, legal, and office services. Accounting and auditing expense continues to rise as the Company prepares for compliance with the Sarbanes-Oxley Act relating to internal controls and financial disclosure controls. Legal expense has increased with increased regulatory requirements and initial financing activities, and office services and expenses are increasing as the Company increases the pace of its “pre-construction” activities. Although the Board of Directors has not made a formal decision to proceed to financing and construction, expenditures are expected to increase substantially as new staff are hired and preparations for mine construction and operation are made.

Summary by Quarter

This table presents our unaudited quarterly results of operations for each of the last eight quarters. The write-off of mineral properties and their related deferred exploration costs, and the recording of stock-based compensation expense on the award of stock options are events that do not occur regularly and therefore tend to distort the quarterly trends. They have been shown separately in the following table.

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4
2005
Loss before the following	$ 401	$ 328	$ 419
Stock option compensation	-	-	659
Write-off of mineral properties	93	1,664	338
Net loss	$ 494	$ 1,992	$ 1,416
Loss per share	$ 0.01	$ 0.05	$ 0.04
2004
Loss before the following	$ 193	$ 382	$ 224	$ 334
Stock option compensation	-	1,318	-	58
Write-off of mineral properties	49	41	196	54
Net loss	$ 242	$ 1,741	$ 420	$ 446
Loss per share	$ 0.01	$ 0.05	$ 0.01	$ 0.01
2003
Loss before the following				$ 620
Stock option compensation				-
Write-off of mineral properties				1,012
Net loss				$ 1,632
Loss per share				$ 0.05

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity.

Financial Position and Liquidity

The Company’s financial condition improved significantly in late 2003, and the Company has maintained high levels of cash balances and working capital throughout 2004 and the first nine months of 2005. As at September 30, 2005, the Company had working capital of $35.15 million, compared with $41.76 million at December 31, 2004. The most significant component of the change in working capital in the nine months was the decrease in cash and cash equivalents by $6.90 million over the December 31, 2004 balance. The Company’s cash and cash equivalents were held primarily in Canadian dollars until September 23, when approximately CDN $21 million was exchanged for US dollars at an exchange rate almost the same as the rate at September 30, 2005. Also the US dollar value of the remaining Canadian dollars increased because of the weakening of the US dollar against the Canadian dollar, from US $ 0.8319 per Canadian dollar at December 31, 2004 to US$ 0.8601 at September 30, 2005 the resultant increase in the cash equivalents was a gain of $1.843 million in the quarter and a net gain for the year to date of $1.013 million. This gain, less the cash expenditures on mineral properties, exploration and equipment of $6.595 million, and the cash loss for the nine-month period of $1.140 million, are the significant components of the net decrease in cash and cash equivalents during the nine months of $6.903 million. The Company’s financial resources are not sufficient to allow it to proceed to full construction of a mine at its Dolores property. The total amount to be raised will not be known until the optimization studies are completed. There is no assurance that equity and financial markets will be able to provide the financing that will be required.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the nine months ended September 30, 2005, the Company realized losses of $158 thousand, while in the same period in 2004 a loss of $25 thousand was recorded. The Company will seek to maintain a low exposure to foreign currency fluctuations.

The Company’s cash and cash equivalents are liquid renewable Canadian and US dollar denominated bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

The Company expended $1.942 million on mineral exploration and development in the third quarter (2004-$1.886 million) and $6.555 million in the nine-month period (2004-$4,832 million).

The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential, but as explained above (“Business Conditions and Highlights”) the Company has also conducted significant programs on its Planchas de Plata and Real Viejo properties in 2005.

Outstanding Share Data

At September 30 and November 10, 2005, there were 36,601,841 common shares issued and outstanding. At September 30, 2005 there were 3,735,000 stock options outstanding with exercise prices ranging from CDN$1.05 to CDN$12.53 per share. On July 12, 2005, the Company granted 450,000 options with an exercise price of CDN$5.64. All of the 3,735,000 options outstanding are fully vested.

Outlook

The Company is adequately funded to carry out currently approved development work at Dolores. Current work plans are incorporated into a $7.5 million cash budget (of which approximately $4.6 million has been expended through September 30, 2005) for additional drilling, engineering and construction, and environmental studies and road improvements and new construction of the mine road from Yepachic (on the Chihuahua to Hermosillo interstate highway) north to the minesite to provide the main haul road access to Dolores. Apart from property payments and the road construction project, the Company has no significant contractual obligations relating to Dolores at this time, except for contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs. There can be no guarantee that such financing will be available to the Company when it seeks to begin construction of the project.

The Company plans to expand its exploration and development programs for 2005 on projects other than Dolores, with renewed drilling at its Northern Sonora and Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, of which approximately $1.14 million has been expended, and on Nevada projects at $0.5 million, all of which has been expended. Additional expenditures will be made on the Gutsy property in Nevada.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2004. Readers are referred to the annual Management Discussion and Analysis dated March 21, 2005 for further information.

Commitments

Except for the road improvement project entered into in November 2005, and which is expected to cost approximately $2.0 million, there have been no significant changes in the Company’s commitments as reported in the Annual Management Discussion and Analysis dated March 21, 2005.

Related Party Transactions

Related party transactions are summarized in Note 6 to the interim financial statements.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has completed a feasibility study on its Dolores gold and silver deposit, which has been shown to host a mineral reserve that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms “mineral reserve,” “proven reserve,” probable reserve,” “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, only “proven and probable mineral reserves” are defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources, except for “proven and probable mineral reserves”, under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. Proven and Probable reserves are recognized as economically viable whereas, “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mark H. Bailey"	"Ronald J. Simpson"
Mark H. Bailey	Ronald J. Simpson
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.

November 10, 2005

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	November 14, 2005

“Mark H. Bailey”

Name: Mark H. Bailey

Title:	Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	November 14, 2005

“Ronald J. Simpson”

Name: Ronald J. Simpson

Title:	Chief Financial Officer

NOVEMBER 15, 2005

To the following Securities Commissions:

BC Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

ONTARIO SECURITIES COMMISSION

Quebec Securities Commission

and

Toronto Stock Exchange

Dear Sir:

Re: Minefinders Corporation Ltd.

We confirm that the 3rd Quarter 2005 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators’ National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, November 15, 2005.

Very truly your,

MINEFINDERS CORPORATION LTD.

“Jessie M. Pryor”

Jessie M. Pryor

Controller

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

November 16, 2005

MINEFINDERS REPORTS ON OPERATIONS AND FINANCIAL RESULTS FOR THE THIRD QUARTER 2005

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) is pleased to report on the status of its operations and present its unaudited, interim financial results for the nine month period ended September 30, 2005.

All dollar amounts in this news release are stated in US currency unless otherwise noted.

Summary of Activities

Dolores Mine Development

Since receiving a positive bankable feasibility study for its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico, the Company has focused on optimizing the 18,000 tonnes/day mine plan proposed by Kappes, Cassiday & Associates, while moving ahead with financing and mine construction (see the Company’s news releases dated June 28, 2005, August 3, 2005, September 7, 2005 and September 27, 2005; all news releases are available at www.sedar.com or at www.minefinders.com). During the third quarter the Company:

1.

completed a comprehensive data room and completed initial technical reviews and coordinated on-site field reviews with representatives from several international banking syndicates, culminating in three term sheets for project financings of up to $100 million;

2.	completed and filed an Environmental Impact Study (Manifestacion de Impacto Ambiental or MIA);
3.	completed and filed an Environmental Risk Assessment Study;
4.	completed an application for a Change of Land Use Permit, which the Company expects to file this week;
5.	completed and filed an application for an Explosives Permit;

6.	entered into a contract for and initiated the expansion of access roads to the primary mine road to accommodate mine construction and operations traffic;
7.	initiated 14 columns of representative ore types for additional leach test work to evaluate the potential for enhanced recoveries of gold and silver dependent on final crush size;
8.	initiated detail engineering drawings for mine development, infrastructure and components, with a target date for completion during the first quarter of 2006;
9.	engaged an experienced mine construction manager (Brent McFarlane) to head the Company’s mine development activities as Country Manager; and
10.	engaged a civil engineer to oversee road improvement works and infrastructural planning for the Dolores community.

Project Financing

The Company has been in discussions with several major international banking syndicates regarding Dolores project financing. Following an initial review by the syndicates’ technical teams of technical studies and other information concerning the project, including a visit to the proposed Dolores operations site, the Company has received term sheets from three separate syndicates proposing to act as lead agent for financings ranging from $85 million to $100 million, to raise money for the development of the Dolores mine. These proposals are subject to customary conditions, including the performance of a more detailed review of the project. The Board of Directors is currently weighing all of the proposals, and expects to make a further announcement in the near future.

Project Activities

The Environmental Impact Study – Manifestación de Impacto Ambiental (“MIA”) has been completed and filed with the requisite Environmental Risk Assessment Study. Applications for Change of Land Use and Explosives Permits have also been, or are in the process of being, submitted. Permits have already been received for the new road construction and improvements and waterwell testing. Detailed engineering quotes have been obtained and accepted for the crushing plant and associated conveyor and stacking systems, for the heap-leach pad and pond facilities, and for the Merril-Crowe and Smelting facilities. The Company expects to finalize all contracts for detail engineering work in the next several weeks. The Company also continues to build its senior construction management team in anticipation of a construction decision by the Board of Directors in the first quarter of 2006.

At Dolores, infrastructure and preparatory activities continue in anticipation of successful financing of the project. The exploration and condemnation drilling program continues to test additional targets on the 27,000 hectare Dolores property. A new drill contract has been let with one core drill rig already on the property, and a second expected in the next week, to begin a program to further test the underground and peripheral mineralization and complete condemnation drilling. Recently completed condemnation drilling encountered mineralization at surface in the leach pad area that averaged 0.94 grams per tonne (“g/t”) gold over 15 meters and 0.7 g/t gold over 30 meters down hole depth in an area 400 meters by 100 meters. In addition, several holes completed at the end of the last stepout drill program encountered unexpected widths of mineralization south of the present open pit mine area that could be incorporated into the pit with additional mine planning.

The current Dolores mine plan proposes an open pit mine at a production level of 18,000 tonnes/day with a life of mine strip ratio of 3.7:1, three-stage crushing and conventional heap leach and Merrill-Crowe recovery. Current capital costs are set at $126 million with an estimated mine life of eleven and a half years. As is customary at this stage in a project, the Company continues to evaluate other options to maximize the total economic potential of the Dolores project, and work continues on the optimizing studies, including evaluation of enhanced gold and silver recoveries; an independent review of mine equipment requirements, utilization and staffing; and possible reductions in initial capital costs through contract mining, equipment leasing, and purchase of suitable used equipment.

Data obtained from recent drilling is expected to result in an upgrading of significant resources previously reported in the “inferred” category to the “measured” and “indicated” categories and, potentially, to future reserves.

The Company’s financial resources are not sufficient to allow it to proceed to full construction of a mine at its Dolores property. The total amount required to be raised will not be known until the optimization studies are completed. There is no assurance that equity and financial markets will be able to provide the financing that will be required.

Northern Sonora

Exploration programs continued in the third quarter to expand on previous mineralization encountered on the Planchas de Plata silver prospect. Significant silver mineralization, including intercepts of up to 22 ounces per tonne (“opt”) over 24 feet was encountered (see the Company’s news release dated October 12, 2005) and additional work is planned.

At the Company’s Real Viejo project, a follow-up program of three to five core holes is planned to further define the silver resource discovered in 2004 (see the Company’s news releases dated June 9, 2004 and February 28, 2005). Three to five additional drill holes are also planned to follow-up on gold intercepts previously encountered on the El Malacate gold prospect. It is anticipated that drilling on both prospects will be complete just prior to or following year end 2005.

Financial Highlights

The Company recorded a net loss for the quarter ended September 30, 2005 of $1.416 million ($0.04 per share) compared with $0.42 million ($0.01 per share) in 2004. For the nine month period ended September 30, 2005, the net loss was $3.902 million ($0.11 per share) compared with $2.403 million ($0.07 per share) in 2004. The losses for the quarter and nine-month period ended September 30, 2005 include a charge for stock option compensation of $0.659 million in the third quarter. In 2004, a stock option compensation expense of $1.318 million was recorded in the second quarter. The loss for the year to date in 2005 ($3.902 million) includes a substantial charge for exploration costs written off of $2.095 million (2004-$0.286 million). Information on losses before these two categories of highly variable expenditures are taken into consideration is given in “Summary by Quarter” on page 4 of the Company’s Management’s Discussion and Analysis for the period.

Without including the non-cash charges for amortization and stock compensation, administrative costs for the quarter amounted to $0.495 million (2004-$0.374 million) and for the nine month period amounted to $1.641 million (2004-$1.478 million). The increase over 2004 is 32% for the quarter and 11% for the year to date, and is attributable mainly to the three areas of cost: accounting and auditing, legal, and office services. Accounting and auditing expense continues to rise as the Company prepares for compliance with the Sarbanes-Oxley Act relating to internal controls and financial disclosure controls. Legal expense has increased with increased regulatory requirements and initial financing activities, and office services and expenses are increasing as the Company increases the pace of its “pre-construction” activities. Although the Board of Directors has not made a formal decision to proceed to financing and construction, expenditures are expected to increase substantially as new staff are hired and preparations for mine construction and operation are made.

Financial Position and Liquidity

As at September 30, 2005, the Company had working capital of $35.15 million, compared with $41.76 million at December 31, 2004. The most significant component of the change in working capital in the nine month period was the decrease in cash and cash equivalents by $6.90 million over the December 31, 2004 balance. The Company’s cash and cash equivalents were held primarily in Canadian dollars until September 23, 2005, when approximately CDN$21 million was exchanged for US dollars at an exchange rate almost the same as the rate at September 30, 2005. In addition, the US dollar value of the remaining Canadian dollars increased because of the weakening of the US dollar against the Canadian dollar, from US$0.8319 per Canadian dollar at December 31, 2004, to US$ 0.8601 per Canadian dollar at September 30, 2005. The resultant increase in the cash equivalents was a gain of $1.843 million in the quarter and a net gain for the year to date of $1.013 million. This gain, less the cash expenditures on mineral properties, exploration and equipment of $6.595 million, and the cash loss for the nine-month period of $1.140 million, are the significant components of the net decrease in cash and cash equivalents during the nine month period of $6.903 million.

Additional Information

This summary of financial highlights should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine month period ended September 30, 2005 and the Management Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of this news release. Technical reports summarizing the Dolores feasibility and initial optimization studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date November 16, 2005

By:
/s/ Ronald J. Simpson

Ronald J. Simpson

Chief Financial Officer